Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION GUIDANCE REAFFIRMED

MONTREAL, Quebec, Canada, August 9, 2011 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce financial and operational results for its second quarter ended June 30, 2011. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q2 2011 net earnings of $5.0 million, or $0.16 per share, versus Q2 2010 net earnings of $0.3 million, or $0.01 per share;

  Q2 2011 operating cash flow of $7.8 million, or $0.25 per share, versus Q2 2010 operating cash flow of $1.6 million, or $0.06 per share;

  Gold sales of 20,085 ounces at an average selling price of US$1,495 (CAN$1,460) in Q2 2011, versus gold sales of 15,607 ounces at an average selling price of US$1,222 (CAN$1,259) in the prior year;

  35,000 metre drill program on Wasamac in 2011continues to yield positive results; 22,000 metres of drilling completed as of the end of June; five drills active;

  Surface drilling program completed on Monique; favourable results reaffirm Richmont’s objective to evaluate potential for a small open-pit operation; more exploration drilling planned this fall;

  Strong financial position: $48.3 million in cash and cash equivalents and no long-term debt at June 30, 2011.

Commenting on the second quarter, Mr. Martin Rivard, President and CEO of Richmont Mines noted: “We are pleased with the performance of our operations this quarter and year-to-date, and are reaffirming our production guidance of 80,000 to 85,000 ounces of gold for 2011, which will include ounces from development at Francoeur. Recovered grades continued their positive momentum seen in the first quarter, with grades up 57% at Beaufor Mine and up 11% at the Island Gold Mine in the current quarter. The Beaufor Mine had a particularly strong second quarter, with gold sales improving by 91% year-over-year. While milled tonnage was down this quarter at Island Gold, primarily as a result of weather-related electrical and mechanical issues, recovered grades improved notably year-over-year. We continue to focus on our mining plans in order to enhance efficiency and productivity at both of our active operations, as well on continuing the advancement of development activities at our Francoeur Mine.”

Commenting on the Corporation’s exploration efforts, Mr. Rivard added: “Our extensive exploration program in 2011 continued to yield favourable results at Wasamac. Approximately 22,000 of the planned 35,000 metres have been completed on Wasamac in the first six months of the year, and we similarly completed 1,700 metres of drilling on the adjacent optioned Globex land package in the second quarter. An exploration update will be available before the end of August. Work on our Monique project also continued to progress well in the quarter, with drill results further reaffirming our objective of evaluating the potential for a small open-pit operation on the property. We remain committed to these exploration projects, and look forward to further evaluating their potential long-term benefit for the Corporation’s shareholders as 2011 progresses.”

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 2 of 12

Second Quarter Results
Revenue for the second quarter of 2011 was $29.4 million, up 42% from revenues of $20.6 million in the second quarter of 2010. A total of 20,085 ounces of gold were sold at an average price of US$1,495 (CAN$1,460) per ounce in the current quarter, versus gold sales of 15,607 ounces and an average realized sales price of US$1,222 (CAN$1,259) per ounce in the same period last year. Total precious metals revenue increased a notable 49% to $29.3 million from $19.7 million in the second quarter of 2010, driven by the 29% increase in the number of ounces sold, and the 16% increase in the average selling price per ounce in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses, totalled $17.8 million in the second quarter of 2011, up 6% from $16.8 million in the comparable period last year. The average cash cost per ounce of gold sold declined 14% in US dollar terms and 18% in Canadian dollar terms, to US$786 (CAN$768) in the second quarter, from US$914 (CAN$941) in the comparable period of 2010. This substantial decline was mostly driven by higher recovered grades at both operating mines.

Exploration and project evaluation costs totalled $3.3 million in the second quarter of 2011, versus $1.8 million spent in the same period last year. However, when excluding exploration tax credits of $1.7 million during the current quarter and $0.6 million in the comparable period of 2010, exploration and project evaluation costs were $5.0 million and $2.4 million, respectively. The higher costs reflect the Corporation’s extensive exploration drilling programs in 2011, most notably on the Wasamac and Monique properties. On a segmented basis, exploration costs before tax credits were approximately $0.3 million at the Beaufor Mine, $1.6 million at the Island Gold Mine, $2.0 million on Wasamac and the adjacent optioned Globex land package, and $0.9 million on Monique, while exploration and project evaluations costs at other properties amounted to $0.2 million during the current quarter.

Net earnings for the second quarter of 2011 increased significantly to $5.0 million, or $0.16 per share, compared with net earnings of $0.3 million, or $0.01 per share, in the second quarter of 2010.

Second Quarter News
Wasamac Exploration Property
The 35,000 metre exploration drilling program on Wasamac in 2011 continues to progress well. Initial results from the first 9,900 metres completed on this campaign have been favourable, and further reaffirm the Corporation’s objective to evaluate the potential for an underground bulk mining operation on the property. Specifically, results include 3.45 g/t Au over 46.60 metres, 2.66 g/t Au over 68.42 metres, 2.16 g/t Au over 65.66 metres, and 3.38 g/t Au over 13.68 metres, and results in at least two holes suggest that the previously identified Main Zone widens at depth. Please see the May 11, 2011 press release entitled “35,000 metre drill program on Wasamac in 2011 continues to yield positive results” for additional details.

Richmont is pleased to report that it has secured additional drilling capacity, and currently has four active drills on Wasamac and one drill on the optioned Globex claims. An update of drilling results at Wasamac will be available before the end of August.

Monique Exploration Property
During the second quarter Richmont announced favourable drill results from the 8,117 metre exploration drilling campaign completed on the Monique property, located in the Val-d’Or area approximately 10 km east of the Beaufor Mine and 50 km from Richmont's Camflo Mill. Specifically, results obtained from the G Zone included 6.76 g/t Au over 12.9 metres, 8.07 g/t Au over 10.0 metres, 4.25 g/t Au over 17.1 metres, and 6.20 g/t Au over 11.1 metres, 4.77 g/t Au over 15.3 metres, 2.28 g/t Au over 19.8 metres, 2.81 g/t Au over 17.5 metres, and 3.31 g/t Au over 17.9 metres (true width), with full details available in the June 22, 2011 press release entitled “More positive drill results from Richmont’s Monique Project” and the April 11, 2011 press release entitled “Monique work commitment completed; Initial drill results confirm strong near-surface gold mineralization”. The 8,117 metre drill program consisted of 47 holes on the G and J zones, two previously identified gold zones on the property. Richmont will publish pending results from the outstanding 12 holes on the G Zone in the third quarter, along with available drill results from

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 3 of 12

the J Zone. Complete results from the 2011 drilling program on Monique will be used to complete an R 43-101 compliant technical report during the fourth quarter of 2011.

In preparation of permit application requirements for this project, geotechnical, geomechanical and hydrogeological testing has been completed on the property. In addition, a 12 km IPower 3D induced polarization survey was also undertaken, and resulted in the identification of two anomalies which will be drill tested later this year. Richmont similarly performed 3,504 metres of condemnation drilling to evaluate the areas where surface infrastructure is planned, during which a new gold zone was identified in the central part of the property, which will be a priority target for the next drilling program.

Francoeur Mine
Richmont has invested a total of $9.0 million at the Francoeur Mine in the first six months of the year. Development efforts in the current quarter included 1,151 metres of underground development and 4,901 metres of definition drilling, which brought year-to-date figures to 2,243 metres and 9,030 metres, respectively. As access to the mineralized zone on level 15 was achieved in the first quarter of the year, drift excavation remains focused on levels 16 and 17, and is expected to be completed in the third quarter of 2011. Richmont continues to expect that milling of development ore will begin in the third quarter of 2011 and that commercial production levels will be achieved in early 2012. While recruitment of specialized workers remains challenging, Richmont is pleased to report that the Francoeur Mine work force at the end of the quarter totalled 109 employees, up from 90 employees at the end of the first quarter of 2011.

Six-Month Review
Revenue totalled $55.8 million for the six-month period ended June 30, 2011, up 37% over the $40.6 million in revenue for the same period in 2010. The notable increase was driven by a 25% increase in the number of ounces of gold sold, and an 18% increase in the average selling price per ounce of gold in Canadian dollars.

Cost of sales, which includes operating costs, royalties, custom milling and amortization expenses were $34.2 million for the first six months of 2011, up 4% over operating costs of $32.9 million during the same period last year, primarily due to higher mining and milling costs at the Beaufor Mine, and higher depreciation and depletion expense at both operating mines. The average cash cost per ounce of gold sold declined 12% in US dollar terms and 17% in Canadian dollar terms, to US$768 (CAN$750) in the first six-month period, from US$877 (CAN$903) in the comparable period of 2010. This decline was mostly driven by an increase in recovered grades.

Exploration and project evaluation costs were $4.2 million during the first half of 2011, compared with $2.6 million during the same period in 2010, reflecting the Corporation’s extensive exploration drilling program in 2011. Excluding exploration tax credits in both periods, exploration and project evaluation costs amounted to $7.5 million in the first six months of 2011 versus $3.6 million in the comparable period last year.

Net earnings were $13.7 million, or $0.44 per share, for the first half of 2011. This includes $3.0 million of proceeds stemming from the sale of the Valentine Lake property in the first quarter of the year. Net earnings for the comparable six-month period in 2010 were $2.2 million, or $0.08 per share.

Strong Cash Position and Solid Capital Structure
Cash and cash equivalents totalled $48.3 million at June 30, 2011, up 21% or $8.3 million from the December 31, 2010 year-end level of $40.0 million. The expanded cash position was achieved in spite of $13.7 million of capital expenditures, and $7.5 million of exploration and project evaluation investments, before tax credits, made during the first six months of 2011.

As of June 30, 2011, Richmont Mines had 472 employees, working capital of $54.4 million, 31.7 million shares outstanding and continued to have no long-term debt obligations and no hedging contracts.

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 4 of 12

Island Gold Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Tonnes	58,860	63,666	131,240	131,401
Head grade (g/t)	6.21	5.62	6.29	5.50
Gold recovery (%)	96.03	95.69	96.08	94.52
Recovered grade (g/t)	5.96	5.38	6.05	5.19
Ounces sold	11,283	11,006	25,516	21,944
Cash cost per ounce (US$)	790	855	721	851

During the second quarter of 2011, the Island Gold Mine processed 58,860 tonnes of ore, an 8% decrease from the 63,666 tonnes of ore processed in the second quarter of 2010. The year-over-year decline is primarily attributable to two temporary electrical shutdowns that stemmed from inclement weather conditions that caused electrical and mechanical failures at the mill. Consequently, the mill was down for a total of 16 days during the quarter resulting in an average daily output of 627 tonnes per day in the current quarter, below the 736 tonnes per day average in the first quarter of the year. The cash cost per ounce sold declined 8% in US dollar terms and 12% in Canadian dollar terms to US$790 (CAN$772) in the current quarter, from US$855 (CAN$881) last year, primarily due to a higher average recovered grade of 5.96 g/t in the quarter, versus 5.38 g/t in the prior year and a lower year-over-year cost per tonne. The Island Gold Mine sold a total of 11,283 ounces of gold at an average price of US$1,503 (CAN$1,468) in the second quarter of 2011, versus gold sales of 11,006 ounces at an average price of US$1,220 (CAN$1,256) per ounce in the comparable period last year.

For the first six months of 2011, 131,240 tonnes of ore were processed at a recovered grade of 6.05 g/t, and 25,516 ounces of gold were sold at an average price of US$1,444 (CAN$1,410) per ounce. This compared to tonnage of 131,401 at a recovered grade of 5.19 g/t, and gold sales of 21,944 ounces at an average price of US$1,170 (CAN$1,205) in the comparable six month period of 2010. While tonnage was essentially flat year-over-year, the recovered grade improved notably in the 2011 period, which translated in cash cost per ounce produced declining 15% in US dollar terms and 20% in Canadian dollar terms to US$721 (CAN$704) in the current quarter, from US$851 (CAN$876) in the year-ago period.

Beaufor Mine
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
Tonnes	29,317	24,070	48,143	49,332
Head grade (g/t)	9.47	6.17	9.04	6.12
Gold recovery (%)	98.59	96.29	98.61	97.84
Recovered grade (g/t)	9.34	5.95	8.92	5.99
Ounces sold	8,802	4,601	13,803	9,504
Cash cost per ounce (US$)	782	1,052	855	938

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 5 of 12

A total of 29,317 tonnes were processed from the Beaufor Mine in the second quarter of 2011, a notable 22% increase over the 24,070 tonnes processed in the comparable period of 2010. This included a 7,932 tonne stockpile from the first quarter that was processed at the Camflo Mill in early April 2011. Recovered grades improved significantly to 9.34 g/t in the current quarter from 5.95 g/t in the prior year, reflecting a continuation of the trend seen in the first quarter, when higher grade development ore and stopes were accessed primarily below the 20th level of the mine. Total cash cost per ounce produced declined to US$782 (CAN$764) in the current quarter, from US$1,052 (CAN$1,083) in the prior year, with the notable improvement due primarily to improved recovered grades, higher tonnage, and an improved gold recovery rate. These improvements diminished the ongoing effects stemming from higher mining costs associated with increased development needed to access the mining areas, and higher milling costs due to the limited quantity of processed ore. Extensive development will continue to be needed to access mining zones at Beaufor going forward, however recovered grades are expected to remain favourable as better grade mining areas continue to be accessed during the remainder of the year. A total of 8,802 ounces of gold were sold in the second quarter of 2011 at an average price of US$1,485 (CAN$1,450), compared to 4,601 ounces of gold sold at an average price of US$1,229 (CAN$1,266) in the comparable period of 2010.

During the first half of 2011, 48,143 tonnes of ore were processed at a recovered grade of 8.92 g/t, and 13,803 ounces of gold were sold at an average price of US$1,460 (CAN$1,426) per ounce. In the first six months of 2010, 49,332 tonnes of ore were processed at a recovered grade of 5.99 g/t, and 9,504 ounces of gold were sold at an average price of US$1,166 (CAN$1,201) per ounce. Lower year-to-date cash costs at this mine were driven by improved recovered grades. The potential of the previously identified near surface W, 350 and 367 zones continues to be assessed. To this end, Richmont applied for a Certificate of Authorization during the second quarter for the development of the satellite W Zone. In addition, work was begun on finalizing the design of the satellite operation and on locating the required equipment for this zone.

In addition to the production performance attained in 2011, the Beaufor Mine recently achieved the milestone of four years without a compensable accident, a notable achievement for this type of mine. Richmont Mines would like to congratulate all of its employees for this remarkable performance.

Camflo Mill
The Camflo Mill did not perform any custom milling during the first six-month period of 2011. In the comparable period of 2010, a total of 71,169 tonnes of ore were custom-milled. The Corporation continues to explore the potential for additional custom milling contracts of nearby gold projects, and expects to start processing development ore from the Francoeur Mine in the third quarter of 2011.

On June 12, 2011, the Camflo Mill was awarded the 2010 F.J. O’Connell trophy, in the category of “Surface, transport and primary metal processing operations”. The trophy is awarded annually by the Quebec Mining Association to companies that have registered the greatest improvements in the area of mine security in Quebec. Richmont Mines would like to congratulate the employees of the Camflo Mill for being awarded this honorary prize.

Recent Appointments
Mr. Paul Einarson, C.A., joined Richmont as Vice-President of Corporate Development. Mr. Einarson brings numerous years of valuable experience, and will help in the evaluation of strategic acquisitions, partnerships and financing opportunities. Mr. Einarson will be based in Richmont’s Montreal administrative office.

Richmont is also pleased to announce that Ms. Melissa Tardif accepted the position of Legal Advisor and Corporate Assistant Secretary for Richmont. Ms. Tardif has been a member of the Quebec Bar since 2004, and will be based in Richmont’s Rouyn-Noranda, Quebec head office.

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 6 of 12

Outlook
Mr. Martin Rivard, President and CEO of Richmont Mines commented: “We are pleased to be reaffirming our production guidance of 80,000 to 85,000 ounces of gold for 2011, which will include ounces from development at our Francoeur Mine. Ensuring that our operations deliver on this objective is a top priority for Richmont. In addition, we are focused on advancing work on our Wasamac and Monique properties, assets that we believe have the potential to generate value for our shareholders in the future. Last but certainly not least, our management team continues to evaluate potential acquisition and partnership opportunities that will enable us to grow our reserve base and increase our production profile for the future.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing the Francoeur Mine to commercial production, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Glenn Massad
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 5863
E-mail: jaitken@richmont-mines.com	E-mail: glenn.massad@edelman.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 7 of 12

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$
Exploration costs – Mines
Beaufor	319	570	550	866
Island Gold	1,649	1,215	2,085	1,699
Francoeur	40	16	78	51
	2,008	1,801	2,713	2,616
Exploration costs – Other properties
Wasamac	1,983	190	2,723	225
Monique	855	7	1,771	8
Other	46	315	78	528
Project evaluation	75	133	172	249
	2,959	645	4,744	1,010

Exploration and project evaluation before depreciation and exploration tax credits	4,967	2,446	7,457	3,626
Depreciation	37	33	73	67
Exploration tax credits	(1,659)	(674)	(3,291)	(1,078)
	3,345	1,805	4,239	2,615

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 8 of 12

FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30,		ended June 30,
CAN$	2011	2010	2011	2010
Results (in thousands of $)
Revenue	29,412	20,648	55,841	40,612
Net earnings attributable to Richmont Mines shareholders	5,013	312	13,725	2,154
Cash flow from operating activities	7,847	1,621	17,457	6,829

Results per share ($)
Net earnings basic	0.16	0.01	0.44	0.08
Net earnings diluted	0.15	0.01	0.43	0.08
Cash flow from operating activities	0.25	0.06	0.56	0.26

Basic weighted average number of common shares outstanding (thousands)	31,543	26,646	31,408	26,380
Diluted weighted average number of common shares outstanding (thousands)	32,353	26,981	32,058	26,694

Average selling price of gold per ounce	1,460	1,259	1,416	1,204
Average selling price of gold per ounce (US$)	1,495	1,222	1,450	1,169

		June 30,		December 31,
		2011		2010
Financial position (in thousands of $)
Total assets		137,103		115,305
Working capital		54,412		43,880
Long-term debt		-		-

SALES AND PRODUCTION DATA
	Three-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2011	11,283	11,267	790	772
	2010	11,006	10,379	855	881
Beaufor Mine	2011	8,802	9,488	782	764
	2010	4,601	4,131	1,052	1,083
Total	2011	20,085	20,755	786	768
	2010	15,607	14,510	914	941

SALES AND PRODUCTION DATA
	Six-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2011	25,516	25,697	721	704
	2010	21,944	19,908	851	876
Beaufor Mine	2011	13,803	13,955	855	835
	2010	9,504	9,766	938	966
Total	2011	39,319	39,652	768	750
	2010	31,448	29,674	877	903

Average exchange rate used for 2010: US$1 = CAN$1.0299
2011 estimated exchange rate: US$1 = CAN$0.9767

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 9 of 12

CONSOLIDATED INCOME STATEMENT
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$
REVENUE
Precious metals	29,332	19,652	55,670	37,859
Other income	80	996	171	2,753
	29,412	20,648	55,841	40,612
EXPENSES
Cost of sales	17,766	16,819	34,221	32,881
Exploration and project evaluation	3,345	1,805	4,239	2,615
Administration	1,324	1,287	2,625	2,392
Gain on disposal of long-term assets	-	-	(3,000)	(489)
	22,435	19,911	38,085	37,399
OPERATING EARNINGS	6,977	737	17,756	3,213

Accretion expense – asset retirement obligations	31	29	63	58
Financial revenue	(172)	(125)	(223)	(155)

EARNINGS BEFORE MINING AND INCOME TAXES	7,118	833	17,916	3,310

MINING AND INCOME TAXES	2,105	672	4,191	1,284

NET EARNINGS FOR THE PERIOD	5,013	161	13,725	2,026

NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-	(151)	-	(128)

NET EARNINGS ATTRIBUABLE TO RICHMONT MINES SHAREHOLDERS	5,013	312	13,725	2,154

EARNINGS PER SHARE
basic	0.16	0.01	0.44	0.08
diluted	0.15	0.01	0.43	0.08

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	31,543	26,646	31,408	26,380

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	32,353	26,981	32,058	26,694

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 10 of 12

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
(Unaudited)	June 30,	December 31,
	2011	2010
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	48,312	40,030
Shares of publicly-traded companies	828	1,311
Receivables	2,543	1,892
Income and mining tax assets	916	1,745
Exploration tax credits receivable	8,631	3,474
Inventories	9,194	7,364
	70,424	55,816

RESTRICTED DEPOSITS	290	290

PROPERTY, PLANT AND EQUIPMENT	65,903	59,199

DEFERRED TAXES	486	-

TOTAL ASSETS	137,103	115,305

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	10,359	9,262
Income and mining taxes payable	5,653	2,674
	16,012	11,936
ASSET RETIREMENT OBLIGATIONS	6,406	6,343

DEFERRED MINING TAXES	4,739	2,235

TOTAL LIABILITIES	27,157	20,514

EQUITY
Share capital	93,009	91,010
Contributed surplus	6,597	6,709
Retained earnings (deficit)	9,980	(3,745)
Accumulated other comprehensive income	360	817

TOTAL EQUITY ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS
	109,946	94,791
TOTAL EQUITY AND LIABILITIES	137,103	115,305

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES ANNOUNCES A SIGNIFICANT INCREASE IN EARNINGS AND CASH FLOW FOR THE SECOND QUARTER; 2011 PRODUCTION
GUIDANCE REAFFIRMED
August 9, 2011
Page 11 of 12

CONSOLIDATED STATEMENT OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six-months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	$	$	$	$
OPERATING ACTIVITIES
Net earnings before mining and income taxes for the period	7,118	833	17,916	3,310
Adjustments for:
Depreciation and depletion	2,378	1,575	4,818	3,033
Taxes received (paid)	1,527	(28)	1,635	277
Stock-based compensation	204	213	420	489
Accretion expense – asset retirement obligations	31	29	63	58
Gain on disposal of long-term assets	-	-	(3,000)	(489)
Gain on disposal of shares of publicly-traded companies	-	(59)	(43)	(59)
	11,258	2,563	21,809	6,619
Net change in non-cash working capital items	(3,411)	(942)	(4,352)	210

Cash flow from operating activities	7,847	1,621	17,457	6,829

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	111	69	111
Restricted deposits	-	(184)	-	(184)
Property, plant and equipment – Francoeur Mine	(5,134)	(2,676)	(8,953)	(3,976)
Property, plant and equipment – Island Gold Mine	(1,254)	(885)	(2,588)	(2,370)
Property, plant and equipment – Beaufor Mine	(1,014)	(954)	(1,921)	(1,652)
Property, plant and equipment – Other	(156)	(48)	(249)	(140)
Disposition of long-term assets	-	-	3,000	533
Redemption of shares held by minority interests	-	(81)	-	(81)

Cash used in investing activities	(7,558)	(4,717)	(10,642)	(7,759)

FINANCING ACTIVITIES
Issue of common shares	975	16,581	1,467	16,615
Common share issue costs	-	(1,025)	-	(1,025)

Cash flow from financing activities	975	15,556	1,467	15,590

Net change in cash and cash equivalents	1,264	12,460	8,282	14,660

Cash and cash equivalents, beginning of period	47,048	23,339	40,030	21,139

Cash and cash equivalents, end of period	48,312	35,799	48,312	35,799

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).